Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2023

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 14, 2022, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three and six months ended June 30, 2023. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2022, and the 2022 Annual Information Form filed on SEDAR at www.sedarplus.ca. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.com. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three and six months ended June 30, 2023 and the comparative period 2022 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of mineral properties, with an emphasis on gold resources, located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and the returns from significant copper resources it has acquired. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America and its principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. The Company also holds a 100% interest in the Iskut Project in British Columbia, the Snowstorm Project in Nevada and the 3 Aces gold project in Yukon. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

During the current quarter, the Company recorded net earnings of $9.0 million, or $0.11 per share on both a basic and diluted basis. During the comparative period of 2022, the Company recorded net earnings of $19.1 million, or $0.24 per share, on both a basic and diluted basis.

During the six months ended June 30, 2023, the Company recorded a net loss of $1.8 million, or ($0.02) per share. During the comparative period in 2022, the Company recorded net earnings of $12.8 million, or $0.16 per share, on both a basic and diluted basis.

During the current quarter, unrealized gains due to changes in the fair value of the Company’s secured notes liability and gain on foreign exchange translation, partially offset by corporate and administrative expenses, finance costs, stock-based compensation, and income taxes were the most significant items contributing to net earnings. During the six months ended June 30, 2023, corporate and administrative expenses, finance costs, stock-based compensation and unrealized loss due to change in the fair value of the Company’s secured notes liability, partially offset by the gain on foreign exchange translation were the most significant items contributing to net loss.

During the current quarter, the fair value of the secured note liability issued on March 24, 2022 (“2022 Secured Note”) decreased by $19.1 million of which the Company recorded $10.4 million gain through profit or loss, and $8.7 million gain through other comprehensive income (loss). During the six months ended June 30, 2023, the fair value of the 2022 Secured Note liability increased, and the Company recorded $1.4 million loss through profit or loss, partially offset by $1.1 million gain recorded through other comprehensive income (loss).

During the six months ended June 30, 2022, the fair value of the 2022 Secured Note decreased by $55.1 million of which the Company recorded $31.6 million gain through profit or loss, and $23.5 million gain through other comprehensive income (loss).

The Company measures the fair value of its secured notes liability using a Monte Carlo simulation model. Significant inputs and assumptions into the 2022 Secured Note model are summarized in the following table.

Inputs and assumptions	June 30, 2023	December 31, 2022
Forecast silver production in thousands of ounces	166,144	166,144
Five-year quoted future silver price	US$28.27	US$29.38
Risk-free rate	3.8%	3.4%
Credit spread	5.4%	5.3%
Share price volatility	60%	60%

The fair value of the 2022 Secured Note was estimated using Level 3 inputs and is most sensitive to changes in risk free rate, silver prices and forecasted silver production.

It should be noted that the remeasurement of the secured notes liability under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the company at the prescribed fixed price under the rights of the noteholders, or the note will be exchanged for the prescribed royalty and NSR, at maturity.

During the three and six months ended June 30, 2023, cash compensation and corporate and administrative expenses increased marginally from comparative periods in 2022, mainly due to increase in headcount, travel and insurance costs, and external consulting and professional fees. The Company anticipates that personnel numbers and related remuneration should remain steady in the coming quarters as a significant number of personnel joined the Company in 2022.

Stock-based compensation expense related to RSUs decreased by $0.8 million, from $2.5 million in the first six months of 2022 to $1.7 million in the current period. The decrease was mainly due to the fact that the RSUs granted in December 2022 had a range of estimated vesting periods of up to 36 months compared to RSUs granted in December 2021 had a vesting period of 4 months and had vested in the second quarter of 2022.

The Company’s stock-based compensation expenses related to restricted share units are illustrated in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2022	Expensed in 2022	Expensed in 2023	Balance to be expensed
June 24, 2021	10,000	222	0	185	37	-
September 01, 2021	20,000	454	75	304	75	-
September 07, 2021	10,000	229	36	155	38	-
October 01, 2021	10,000	195	24	122	32	17
December 13, 2021	123,800	2,622	437	2,185	-	-
July 04, 2022	10,000	159	-	52	54	53
December 13, 2022	310,266	5,073	-	135	1,491	3,447
June 28, 2023	20,000	312				312
			572	3,138	1,727	3,829

The Company recognized a foreign exchange gain of $5.1 million and $5.7 million in the three and six months ended June 30, 2023, respectively, compared to loss $0.8 million and $1.0 million in the three and six months ended June 30, 2022, respectively.

Foreign exchange gain of $5.1 million recognized during the current quarter was the net result of $5.7 million gain associated with the secured notes liability, partially offset by $0.6 million loss recognized mainly on the US dollar-denominated cash translated to Canadian dollars during the period. Foreign exchange gain of $5.7 million recognized during six months ended June 30, 2023, was the net result of $6.3 million gain associated with the secured notes liability, partially offset by $0.6 million loss recognized mainly on the US dollar-denominated cash translated to Canadian dollars during the period.

Foreign exchange loss of $0.8 million recognized during the three months ended June 30, 2022, was mainly the net result of $8.3 million loss associated with the secured notes liability, partially offset by $7.4 million gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period. Foreign exchange loss of $1.0 million recognized during the six months ended June 30, 2022, was mainly the net result of $8.3 million loss associated with the secured notes liability, partially offset by $7.3 million gain recognized mainly on the US dollar-denominated cash and short-term investments translated to Canadian dollars during the period.

Finance costs amounted to $1.9 million and $2.0 million in the three and six months ended June 30, 2023, respectively, compared to $0.3 million and $3.4 million in the three and six months ended June 30, 2022, respectively. The finance costs incurred during current quarter and first quarter of 2022 were primarily related to the secured notes financings.

The Company holds one investment in an associate that is accounted for on an equity basis. During the second quarter of 2022, the Company reviewed the recoverability of the investment in the associate and recorded an impairment of $0.9 million in the consolidated statement of operations and comprehensive income (loss).

During the current quarter, the Company recognized income tax expense of $2.6 million, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the 2022 Secured Note, and foreign exchange gain, and the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax expense was partially offset by income tax recovery arising from the losses in the period. The income tax impact of the revaluation of the 2022 Secured Note that was recorded through other comprehensive income (loss), was $2.3 million, and was also recorded through other comprehensive income (loss).

During the six months ended June 30, 2023, the Company recognized income tax recovery of $0.9 million, primarily due to the taxes arising from the loss during the period, including the loss recognized on remeasurement of the fair value of the 2022 Secured Note, partially offset by foreign exchange gain and from the renouncement of expenditures related to the December 2022 flow-through shares issued which are capitalized for accounting purposes. The income tax expense on the revaluation of the 2022 Secured Note of $0.3 million that was recorded through other comprehensive income (loss), was also recorded through other comprehensive income (loss).

During the comparative three and six months ended June 30, 2022, the Company recognized income tax expenses of $7.6 million and $6.2 million, respectively, primarily due to the deferred tax liability arising from the gain recognized on remeasurement of the fair value of the 2022 Secured Note, and from the renouncement of expenditures related to the June 2021 flow-through shares issued which are capitalized for accounting purposes. The impact of the revaluation of the 2022 Secured Note that was recorded through other comprehensive income (loss), of $6.4 million, was also recorded through other comprehensive income (loss). The income tax expense was partially offset by income tax recovery arising from the losses in the period, and unrealized foreign exchange loss related to the 2022 Secured Note.

Quarterly Information

Selected financial information for the last eight quarters ending June 30, 2023 is as follows:

(in thousands of Canadian dollars, except per share	2023		2022				2021
amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	8,985	(10,784)	(25,246)	5,045	19,088	(6,281)	(8,546)	(822)
Basic earnings (loss) per share	0.11	(0.13)	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)
Diluted earnings (loss) per share	0.11	(0.13)	(0.31)	0.06	0.24	(0.08)	(0.11)	(0.01)

During the current quarter, the unrealized gain related to the change in the fair value of the 2022 Secured Note was $10.4 million. During the first quarter of 2023 and the fourth quarter of 2022, the unrealized loss related to the change in the fair value of the 2022 Secured Note was $11.7 million and $19.5 million, respectively. During the third and second quarters of 2022, the unrealized gain related to the change in the fair value of the 2022 Secured Note was $24.9 million and $31.6 million, respectively. There was no unrealized gain or loss recognized in the first quarter of 2022 as the 2022 Secured Note was received at the end of March 2022.

In the first quarter of 2022, the loss for the period included $2.3 million of stock-based compensation expense related to the amortization of RSUs granted in December 2021 that were vested during the second quarter of 2022. In the fourth quarter 2022, the loss included $6.6 million of rehabilitation expenses related to the Johnny Mountain Mine. In the fourth quarter of 2021, the loss included $5.4 million of rehabilitation expenses related to the Johnny Mountain Mine.

Mineral Interests and Site Capture Activities

During the six months ended June 30, 2023, the Company’s main efforts and most significant spending were focused on its 2023 site capture and early infrastructure development activities that are designed to ensure that KSM’s Environmental Assessment Certificate (“EAC”) remains in good standing.

The site capture expenditures during the six months ended June 30, 2023, are illustrated below:

($000s)	Capital expenditures	Capitalized borrowing costs	Advance payment to BC Hydro	Total
Cost
As at January 1, 2022	27,061	-	9,620	36,681
Additions	143,994	14,735	28,880	187,609
As at December 31, 2022	171,055	14,735	38,500	224,290
Additions [1]	85,463	9,855	43,650	138,968
As at June 30, 2023	256,518	24,590	82,150	363,258

1)	During the first quarter of 2023, the Company paid $43.6 million (as at December 31, 2022, $38.5 million) to British Columbia Hydro and Power Authority (“BC Hydro”) as advance payments made pursuant to the Company signing a facilities agreement with BC Hydro in 2022, covering the design and construction of facilities to supply construction phase hydro-sourced electricity to the KSM project.

Under the B.C. Environmental Assessment Act, a project’s EAC is subject to expiry if the project has not been substantially started (“Substantial Start”) by the deadline specified in the EAC. The expiry date for KSM’s EAC is July 29, 2026. However, if the B.C. Minister of Environment and Climate Change Strategy determines that a project has been Substantially Started on or before the deadline, the EAC remains in effect for the life of the project. Significant site capture activities started in 2022 and are continuing into 2023, including road, bridge, and camp construction, hydro installations, fish habitat offsetting programs, and the acquisition and transport of construction equipment and vehicles. The Company anticipates submitting its Substantial Start application to the BC government in early 2024.

The 2023 full-year plan for site capture is approximately $237 million (2022 full-year actual - $180.4 million). Additionally, during 2023, the Company will incur approximately $25.9 million (2022 - $14.7 million) of interest expense related to the 2022 Secured Note and the 2023 Secured Note that will be capitalized at KSM as borrowing costs. The plan, to June 30, 2023 has been funded by the remaining proceeds of the US$225 million 2022 Secured Note issued in March 2022 and proceeds from the ATM. To continue funding its activities, during the current quarter, the Company completed the sale of a net smelter royalty on its KSM project for US$150 million. Refer to the Liquidity and capital resources section for details.

During 2022, the Company filed a full updated pre-feasibility study (“PFS”) for KSM. The full study included a preliminary economic assessment (“PEA”) for mineral resources at KSM, not included in the PFS resources. The results of the PFS show a considerably more sustainable and profitable mining operation than its 2016 predecessor. It envisages an all-open pit mine plan that includes the Mitchell, East Mitchell, and Sulphurets deposits only with a 33-year operating life. Mill production increased from an initial 130,000 metric tonnes per day (tpd) to 195,000 tpd in the third year of production. The primary reasons for the improvements in the plan arise from the acquisition of the East Mitchell resource in December 2020 and an expansion to planned mill throughput. The many design improvements over earlier studies include a smaller environmental footprint, reduced waste rock production, a 50% increase in mill throughput, and the elimination of capital-intensive block cave mining. The Company is also studying the use of trolley-assist technology or how the supply of power from BC Hydro and the possible electrification of the entire mine fleet can enhance carbon optimization.

Projected economic results of the study compared to the 2016 study and against alternate scenarios are illustrated below.

	2016 PFS Base Case	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,230	1,742	1,850	1,500
Copper ($/pound)	2.75	3.53	4.25	3.00
Silver ($/ounce)	17.75	21.90	22.00	20.00
Molybdenum ($/lb)	8.49	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.80	0.77	0.77	0.77
Cost Summary:
Operating Costs Per Ounce of Gold Produced (years 1 to 7)	$119	$35	$-83	$118
Operating Costs Per Ounce of Gold Produced (life of mine)	$277	$275	$164	$351
Total Cost Per Ounce of Gold Produced (inclusive of all capital and closure)	$673	$601	$490	$677
Initial Capital (billions)	$5.0	$6.4	$6.4	$6.4
Sustaining Capital (billions)	$5.5	$3.2	$3.2	$3.2
Unit Operating Cost (US$/tonne)	$12.36	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$15.9	$38.6	$46.1	$27.9
NPV @ 5% Discount Rate (billions)	$3.3	$13.5	$16.4	$9.2
Internal Rate of Return	10.4%	20.1%	22.4%	16.5%
Payback Period (years)	6.0	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$10.0	$23.9	$28.6	$17.1
NPV @ 5% Discount Rate (billions)	$1.5	$7.9	$9.8	$5.2
Internal Rate of Return	8.0%	16.1%	18.0%	13.1%
Payback Period (years)	6.8	3.7	3.4	4.3

The results of the PEA announced in 2022 is a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, subsequent to the quarter end, the Company was informed that Tudor Gold Corp (“Tudor”) is requesting that a certain license of occupation (the “Licence”) and Mines Act permit M-245 (the “Permit”) held by the Company’s wholly-owned subsidiary, KSM Mining ULC (KSMCo), be cancelled. The rights conveyed by the Licence and the relevant activities authorized by the Permit were initially conveyed and authorized in September 2014, and include rights and authorizations to engage in certain activities on land to which Tudor only acquired mineral rights in 2016. Tudor is claiming that, as a matter of law, the B.C. government did not have the power to issue this License and Permit. Tudor also argues that the License and Permit destroy the value of their own claims.

Mines Act permit M-245 authorizes various activities, including activities on claims held by Tudor, along the route of, what is projected to be, the tunnels that will connect the east and west sides of the KSM Project. The License provides KSMCo the right to occupy the area in which it intends to construct the tunnels. Once constructed, the Licence will be converted into a statutory right of way including the 12.5 km that pass through mineral claims owned by Tudor. This type of authorizations are commonly used by the B.C. government to manage activities that take place on the government-owned land base. The Licence and Permit have been in place for almost a decade and were granted after a thorough regulatory process that included participation by First Nations as well as Tudor’s joint venture partners, American Creek Resources Ltd. and Teuton Resources Corp., who were the owners of the claims at the time. The Company is of the view that Tudor’s arguments are frivolous and without merit and considers their submission particularly unjustifiable given that the authorized activities and rights held by KSMCo, that Tudor is claiming amount to the destruction of its property rights, were in place and publicly known at the time Tudor acquired its interest in the Treaty Creek Property in June 2016. The Company will actively pursue the dismissal of Tudor’s application.

During the six months ended June 30, 2023, the Company added an aggregate of $20.6 million of expenditures that were attributed to mineral interests. The breakdown of the mineral interests expenditures by project is illustrated in the following table:

($000s)	Amount	Percentage
KSM	13,897	68%
Iskut	3,826	18%
3 Aces	1,165	6%
Courageous Lake	1,168	6%
Snowstorm	496	2%
Total expenditures	20,552	100%

In addition to the substantial start discussion above and advancing the KSM Project, to achieve its objectives and milestones, the Company also estimates annual costs for each of its mineral interests and tracks the actual costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. Below is a summary of those costs incurred at its other mineral interests during the six months ended June 30, 2023, with comparison to the Company’s full-year plan:

($000s)	Actual	Plan (full year)
Payroll	2,783	5,585
Technical and engineering	4,928	17,011
Environmental and social	9,334	28,885
Exploration	5,089	18,916
Other property or holding costs	341	882
Total	22,475	71,279

Technical and engineering costs include costs related to the continuing geotechnical data collection for the key mine’s infrastructure. Environmental and social endeavors mainly relate to environmental monitoring baseline studies at KSM and Iskut.

At Iskut, the Company’s full year-plan, and the actual incurred costs during the six months ended June 30, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	511	766
Exploration	2,281	8,001
Environmental and social	1,005	5,300
Other property or holding costs	29	-
Total	3,826	14,067

The Company is conducting an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program is designed to test for deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills have been reserved for this program that anticipates completion of 12 to 15 drill holes exceeding 12,000 meters of core.

In 2022, the exploration and drilling program led to the discovery of a large, well-mineralized breccia pipe beneath the historic Bronson Slope skarn deposit. The extensive quartz-magnetite pipe, which has been identified as the source of the Bronson Slope deposit, holds broadly disseminated gold and copper mineralization from multiple hydrothermal eruptive events believed to originate from a major porphyry intrusive source. A 2023 drill program is planned to target an increase in the Bronson gold-copper resource and find the intrusive source of the breccia pipe. The current resource at Bronson Slope contains a measured and indicated resource of 187Mt of 0.36 g/t gold and 0.12% copper.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective gold-copper intrusions recognized on the property fall along this regional trend and this observation has led us to envision a cluster of gold-copper deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target has encountered gold-copper grades that will be explored further in 2023.

In addition to exploration work at Iskut, the Company is continuing its reclamation and closure activities at the Johnny Mountain mine site. Work includes, among other items, general cleanup activities, monitoring of the tailing management facility, permanent storage of waste rock, and hydrocarbon remediation. Reported within the provision for reclamation liabilities and in support of the reclamation and closure of the Johnny Mountain Mine, the Company incurred $0.9 million of expenditures in the six months of 2023 versus $0.7 million in the comparative period.

At Snowstorm, the Company’s full year-plan, and the actual incurred costs during the six months ended June 30, 2023 were:

($000s)	Actual	Plan (full year)
Payroll	216	487
Exploration	209	3,056
Environmental and social	10	75
Other property or holding costs	61	390
Total	496	4,008

At Snowstorm, during the current period ended June 30, 2023, the Company evaluated the results of the drilling program completed in the second quarter of 2022 and based on those results, planned and commenced its 2023 drilling program. The 2023 program is to test the potential for mineralized faults along a zone of uplifted host stratigraphy.

At the 3 Aces project, the Company’s full year-plan, and the actual incurred costs during the six months ended June 30, 2023, were:

($000s)	Actual	Plan (full year)
Payroll	488	816
Exploration	474	7,000
Environmental and social	129	1,692
Other holding or property	74	45
Total	1,165	9,553

The Company successfully secured a five-year, Class 4 permit for 3 Aces in 2022 and commenced work on camp repairs, securing water sources and the drilling program. The 2022 program was designed to test the exploration model developed for a central core area that would confirm the potential for resource expansion and evaluate the applicability of the model to establish drill targets within the 3 Aces claims. The 2023 exploration objective is to complete drill testing of the geologic model and prioritize areas for resource definition. The program will focus on advancing and refining the 3-dimensional exploration model and will include geophysical surveys drilling approximately 10,000 meters in three target zones. Additionally, the work program will provide a prioritized list of targets and drill plans to initiate resource definition on the identified target areas.

At the Courageous Lake project, the Company’s full year-plan, and the actual incurred costs during the six months ended June 30, 2023, were:

($000s)	Actual	Plan (full year)
Payroll	196	288
Environmental and social	80	864
Technical and engineering	612	2,675
Exploration	178	457
Other property or holding costs	102	148
Total	1,168	4,432

As reported in prior periods, the Company continues to study the best path forward at its Courageous Lake project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project, or conducting additional exploration outside the area of known reserves and resources.

In response to the COVID-19 pandemic, the Company implemented measures to safeguard the health and well-being of its employees, contractors, consultants, and community members. Many of the Company’s employees worked remotely prior to the pandemic, and from March 2020 through to 2022, employees have been working remotely during ongoing periods of lockdowns in various jurisdictions. The Company is conducting its 2023 programs around social distancing protocols that include safety and preventative actions at its camps. The Company executed its 2022 exploration and development work at KSM, Iskut, Snowstorm, and 3 Aces projects under the same successful protocols it implemented in 2020 and 2021. The Company’s engagement with potential joint venture partners, or potential acquirers of KSM or Courageous Lake diminished in both 2020 and 2021 as major mining companies focused on addressing the needs of their existing operations as a result of the pandemic.

The Company has full access to its properties in Canada and the United States and has managed to adequately staff its camps for conducting its programs. The Company has not experienced problems obtaining the supplies and services needed for its work programs. The Company will follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces. Now with many of the travel and other restrictions eliminated, the Company fully expects to be able to continue operating its planned programs. One factor that the Company must plan for is the recent resurgence of inflation above past multi-decade levels. Budgets prepared for 2023 have incorporated inflation factors, including labour costs, fuel and energy costs and camp operations and supplies. These increases have not materially impacted planned operations or the Company’s ability to fund and execute its plans.

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2023, was $147.2 million compared to $88.4 million on December 31, 2022. Increased cash resources were the net result of cash raised through financings (discussed below), offset by cash used in early infrastructure development and corresponding equipment, the advance payment to the BC Hydro related to the KSM Facility Agreement, environmental, reclamation, and exploration projects, and corporate and administrative costs. Included in current liabilities at June 30, 2023 is $2.7 million of flow-through premium liability which is a non-cash item (December 31, 2022 - $4.2 million) and will be reduced as flow-through expenditures are incurred.

The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company has in place an At-the-Market Offering that allows for the issuance of up to US$100 million of its common shares and has been an effective source of funding. During the six months ended June 30, 2023, the Company raised $23.4 million, and subsequent to the quarter end, the Company raised a further $4.0 million through the program and has room for an additional US$79.5 million. The Company intends to fully utilize the At-the-Market Offering currently in place.

	June 30,	December 31,
($000s)	2023	2022

Assets
Current assets
Cash and cash equivalents	$202,642	$46,150
Short-term deposits	-	81,690
Amounts receivable and prepaid expenses	10,196	8,220
Investment in marketable securities	3,577	3,696
Convertible notes receivable	594	631
Total current assets	217,009	140,387

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$62,040	$42,956
Flow-through share premium	2,666	4,183
Lease obligations	750	511
Provision for reclamation liabilities	4,343	4,343
Total current liabilities	69,799	51,993
Working Capital (1)	147,210	88,394

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the royalty back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, in the range of 1% to 1.5%, to be paid in perpetuity. The Company has the option to reduce the royalty percentage after commercial production.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	commercial production being achieved at KSM; and

b)	either March 24, 2032, or, if the environmental assessment certificate (“EAC”) expires and Sprott does not exercise its right to put the Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is issued and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred (“Deferred Interest Payment”) and US$21.5 million must be paid on or before 30 months after the closing date. Deferred interest can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares, with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	Project Financing Repayment Amount: If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.

●	EAC Repayment Amount: If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the note back to the Company at any time over the following nine months for:

a)	if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

If Sprott exercises these put rights, its right to purchase the NSR terminates. The Company can elect to make payment in the form of Seabridge common shares instead of cash for the EAC Repayment Amount, the Project Financing Repayment Amount, and any interest payments, including the Deferred Interest Payment.

A number of the above-noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts and discount rates. During the current quarter, the fair value of the 2023 Secured Note decreased, and the Company recorded $0.2 million foreign currency translation gain on the remeasurement.

On March 24, 2022, the Company entered into an agreement selling the 2022 Secured Note that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing are to be used to continue ongoing physical works at KSM and advance the project toward a designation of Substantially Started. The Substantially Started designation ensures the continuity of the KSM project’s approved EAC for the life of the project.

The 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. In 2022, the interest was paid in cash. The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of its wholly owned subsidiary, KSM Mining ULC, and a limited recourse guarantee from the Company secured by a pledge of the shares of KSM Mining ULC.

If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million in cash or common shares at the Company’s option. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

If the EAC expires at any time while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, in cash or common shares at the Company’s option. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase the Silver Royalty. The 2022 Secured Note matures upon the first of either commercial production being achieved at KSM and either the 10-year anniversary or if the EAC expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, the 13-year anniversary of the issue date of the 2022 Secured Note.

If commercial production is not achieved at KSM prior to the tenth anniversary from closing, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. If the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised, the increase will occur at the thirteenth anniversary from closing. The Company has the option to buy back 50% of the Silver Royalty, once exchanged on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

No amount payable may be paid in common shares of Seabridge if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

The 2022 Secured Note and the 2023 Secured Note financings and the At-the-Market Offering provide most of the capital necessary to attain Substantial Start and reduces the time from the construction schedule once a construction decision has been made.

During the first quarter of 2021, the Company entered into an agreement with two securities dealers, for an At-The-Market offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$75 million in value of common shares of the Company. This program was in effect until the Company’s US$775 million Shelf Registration Statement which expired in December 2022, was replaced with a new US$750 million during the same month. During the first quarter of 2023, a US$100 million prospectus supplement was filed and the program was renewed. During the six months ended June 30, 2023, the Company issued 1,281,667 shares, at an average selling price of $18.27 per share, for net proceeds of $22.9 million under the Company’s At-The-Market offering. In 2022, the Company issued 998,629 shares, at an average selling price of $22.82 per share, for net proceeds of $22.3 million under the Company’s At-The-Market offering.

During the six months ended June 30, 2022, the Company received $2.7 million upon the exercise of 186,007 stock options.

In December 2022, the Company issued a total of 675,400 flow-through common shares at an average $22.24 per common share for aggregate gross proceeds of $15.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2022. At the time of issuance of the flow-through shares, $4.2 million premium was recognized as a liability on the consolidated statements of financial position. During the six months ended June 30, 2023, the Company incurred $5.3 million of qualifying exploration expenditures and $1.5 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

During the six months ended June 30, 2023, operating activities, including working capital adjustments, used $11.1 million cash compared to $5.1 million cash used in operating activities in comparative period in 2022. The increase in cash used in operating activities was mainly due to higher cash compensation and general and administrative expenses, and working capital movement that was partially offset by lower financing costs and higher interest income. Cash used in operating activities in 2023 included $0.6 million foreign exchange loss. Cash used in the comparative period in 2022 was partially offset by $6.2 million foreign exchange gain. Operating activities in the near term are expected to remain stable or increase marginally given the growth in project and corporate activity in the Company.

As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The Company has been made aware that the CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021 and 2022, the Company deposited $9.3 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at June 30, 2023. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $2.9 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016 with a corresponding increase in mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance to the Receiver General and reduced the provision by $1.8 million. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed discovery process with the Department of Justice and will continue to move the appeal process forward, including settling an agreed statement of facts and settling court dates for the hearing. The Company intends to continue to fully defend its position. Based on the facts and circumstances of the Company’s objection, the Company concludes that it is more likely than not that it will be successful in its objection. As at June 30, 2023, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (CRA) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge. The amount recorded in long-term receivables as of June 30, 2023 of $3.9 million includes the initial reassessment of $3.6 million, plus accrued interest.

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

Contractual Obligations

The Company has the following commitments as at June 30, 20223:

	Payments due by years
($000s)	Total	2023	2024-25	2026-27	2028-29
2022 Secured Note – interest	125,866	9,682	38,728	38,728	38,728
2023 Secured Note – interest	80,102	-	28,466	25,818	25,818
Capital expenditure obligations	88,175	82,033	6,142	-	-
Flow-through share expenditures	9,737	9,737	-	-	-
Mineral interests	5,441	485	1,652	1,652	1,652
Lease obligation	1,851	510	1,143	106	92
	311,172	102,447	76,131	66,304	66,290

During the first quarter of 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project.

The cost to complete the construction is estimated to be $32.8 million of which the Company has paid $24.9 million to BC Hydro and the remaining balance is due in December 2023. In addition, the Facilities Agreement requires $59.7 million in security or cash from the Company for BC Hydro system reinforcement which is required to make the power available of which the Company has paid $57.1 million to BC Hydro and the balance is due in December 2023. The $59.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project power consumption.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares. The 2023 Secured Note also bears interest at 6.5%, or US$9.8 million, but is subject to deferment until December 2026.

Outlook

As mentioned above, the COVID-19 pandemic has not materially impacted the Company’s operations, financial condition or financial performance in 2022 or 2023 but in 2020 and 2021 it caused it to reduce the scale of certain programs as it hindered the pace of advancement at the affected projects in those years. The Company is executing its 2023 exploration, and monitoring programs at its projects as well as the site capture and early infrastructure development activities at KSM, safely and within the constraints and safety measures implemented. Although the capital markets have been relatively volatile, the Company has not experienced limitations nor does it foresee limitations to accessing capital on acceptable terms. No disruptions to supply chains have been experienced nor have there been delays in project activity.

In 2022 and so far in 2023, the Company enjoyed favorable capital markets, issuing its US$225 million 2022 Secured Note and its US$150 million 2023 Secured Note at the end of the current quarter. In addition, the Company has successfully raised funds under its ATM offering of common shares and other financings mentioned above and its financial condition has not been adversely impacted by the pandemic.

In addition to the extensive Substantial Start work that the Company is carrying out, it also continues its pursuit of a joint venture agreement on the KSM project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM project on its own. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is difficult to predict. The Company plans its work to advance the KSM project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. Currently, the Company is focused on Substantial Start activities and while planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Plans for each year are typically drafted in the second quarter of the previous year and budgets are established at the beginning of that year.

The early construction work the Company is considering for completion in 2024 and 2025 includes completing construction of the Taft Creek fish habitat offsetting ponds, constructing the powerline from the Treaty Creek switching station to the area of the proposed processing plant and MTT portals in the North Treaty Creek valley, constructing the power substation at the area of the processing plant, constructing the Coulter Creek Access Road to the 8.6 km mark and clearing of many of the sites for location of proposed KSM Project infrastructure. The Company anticipates submitting an application to the EAO for a decision that the KSM Project has been “substantially started” well before the deadline and believes it is keeping itself on course for a positive decision.

The Company has only prepared preliminary estimates for the cost of all of this work and certain of the work requires further engineering before reasonable cost estimates can be established. The Company may elect not to complete some or many elements of this work and may elect to engage in construction of other elements of the KSM Project infrastructure instead, including in respect of the work for 2023. However, its budget for 2023 early construction activities is estimated at $237 million. During the six months ended June 30, 2023, The Company incurred $128 million in early construction activities. The remaining $109 million will be funded with the US$150 million ($199 million) funds raised through the 2023 Secured Note financing.

At Iskut, the Company is conducting the 2023 exploration program that is focused on the Bronson Slope copper-gold resource and test porphyry occurrences in other targets on the property. Environmental work is also continuing on the reclamation and closure plan for the Johnny Mountain mine.

At the Company’s 3 Aces project, the Company is conducting the 2023 exploration program that will include drill testing of the exploration model for extrapolation across the entire property. Additionally, the work program will provide a prioritized list of targets and drill plans to initiate resource definition on the identified target areas. The overall program is focused on the discovery of a high-grade mineralized deposit.

At Snowstorm, the Company will continue exploration efforts to determine the potential for mineralized faults. Past exploration efforts have identified the geophysical signature of several parallel structures on the eastern margin of an uplifted formation block. This setting is consistent with the large mines and the projected structures are orientated parallel with mineralizing faults in the Getchell Trend. The exploration program is to test across two of these structures.

At Courageous Lake, the Company is conducting internal studies to determine the best approach and model for a potential updated commencing a preliminary feasibility study and determine the best path forward to unlock value.

The Company is exploring various alternatives for raising the funding necessary to pay for these construction and exploration activities and other business objectives. Possible financing options include the sale of royalty or streaming interest in the KSM Project, funding from a joint venture partner as part of earning into an interest in the KSM Project, the sale of all or some form of interest in one of the Company’s other projects or the sale of shares or debt issued by the Company, including possible financing under a Prospectus Supplement. The Company also has an At-the-Market Offering in the United States which has been an effective source of meaningful funding for the Company.

Environment, Social and Governance

Management and the Board of Directors have formalized several key policies that entrench the Company’s environmental, social and governance (ESG) goals, priorities and strategies to operate safely, sustainably and with the highest governance standards. The Board of Directors has established a Sustainability Committee and granted that committee the authority to investigate any activity of the Corporation and its affiliates relating to sustainability and ESG. As the Company operates in the natural resource extraction industry, the Company strives to achieve the highest operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates. The Company is committed to sustainability and the integration of sustainability principles into all of our activities and has adopted its Sustainability Policy.

During the current quarter, the Company published its 2022 Sustainability Report providing insight to the Company’s commitment to local communities, environment, and sustainability. The report captures all of 2022 and highlights the Company’s progress towards integrating sustainability into its operations. The Company’s Sustainability Reports are prepared with select disclosures and guidance from the Sustainability Standards Accounting Board Metals and Mining Industry Standards and the Global Reporting Initiative Standards, as well as metrics designed for specifically for the Company.

Also in early 2023, the Company issued its inaugural Climate Strategy Report disclosing Scope 1, 2 and 3 emissions, compliant with the Task Force on Climate-Related Financial Disclosures and concurrently made submissions for CDP scoring that will provide a snapshot of the Company’s disclosure and environmental performance.

The Company also published its ESG Performance Tables for 2022. The report highlights the Company’s accomplishments and approach to three critical pillars: the economy, society, and the environment. These pillars are seen as interdependent, each necessary and supportive to the other. The Company recognizes that sustainability involves protecting environmental values in the area of our projects, contributing to the health and the economic and social well-being of our employees and the local communities, and taking action on national and global priorities. A sustainable human environment requires the Company to consider issues such as cultural respect, inclusiveness, diversity, and broad participation in the opportunities and benefits which derive from our efforts.

In addition to the Sustainability Policy, the Company has also implemented its Environmental Policy; Health and Safety Policy including a separate policy on discrimination, bullying, harassment, and violence; a Workplace Employment Policy; and its Policy Statement on Diversity. The Inaugural Sustainability Report and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

For the quarter ended June 30, 2023, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2023, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

An independent review of access to information and other security protocols around the Company’s IT systems was completed in the current quarter. The review, among other items, verified all employees’ ability to recognize potentially malicious emails or other communications that could enable an intruder to download malware onto the Company’s systems leading to the potential circumventing of the Company’s security protocols and to potentially steal or hold ransom Company data.

Shares Issued and Outstanding

At August 14, 2023, the issued and outstanding common shares of the Company totaled 83,506,550. In addition, there were 477,500 stock options, and 355,266 RSUs. Assuming the conversion of all of these instruments outstanding, there would be 84,339,316 common shares issued and outstanding.

Related Party Transactions

During the current six months ended June 30, 2023 and the comparative quarter in 2022, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Recent Accounting Pronouncements

Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2023.

Critical Accounting Estimates

Refer to Note 3 (C) in the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Risks and Uncertainties

There is uncertainty related to title to the Company’s mineral properties and rights of access over or through lands subject to third party rights, interests and mineral tenures.

Other risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedarplus.ca, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.